Filed by Isabella Bank Corporation
(Commission File No.: 001-42639)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Isabella Bank Corporation
(Commission File No.: 001-42639)
Grand River Bank Customer FAQ (for internal use only)

Date: June 12, 2026

What was announced on June 12, 2026?

Grand River Commerce, Inc. has entered into a definitive agreement to be acquired by Isabella Bank Corporation. As a result of the proposed acquisition, Grand River Bank will be merged with and into Isabella Bank. This pending acquisition brings together two organizations that share a deep commitment to relationship banking, local decision-making, and community involvement.

The transaction is expected to close in the fourth quarter of 2026.

What this means:

Joining Isabella Bank is a natural geographical and cultural fit for Grand River Bank. The combined organization will include 33 locations across nine counties in Michigan, expanding our ability to serve you.

Both banks share similar cultures, values, and commitment to our local communities.

This partnership will:
•Enhance the overall customer experience by combining talent and resources
•Expand access to products and services
•Strengthen our technology offerings and digital banking capabilities

How does the merger impact me as a customer?

At this time, it is business as usual.

There are no immediate changes to your accounts, services, or how you bank with us.

Looking ahead, we are excited to bring together the strengths of both organizations to enhance your banking experience through improved technology, expanded services, and additional locations.

At the time the pending transaction is completed, Grand River Bank customers will become customers of Isabella Bank and will transition to Isabella Bank’s systems. We will provide detailed information well in advance of any changes.

Can I start using Isabella Bank branches now?

No. Grand River Bank and Isabella Bank will continue to operate as separate institutions until the closing of the proposed merger in the fourth quarter 2026.

Until then, please continue using Grand River Bank locations.

What is the commitment to local communities?

Both Grand River Bank and Isabella Bank have deep roots in Southwest and Central Michigan and this merger will allow us to enhance our impact and commitment to local communities.

Will there be any branch closures?

No branch closings are planned at this time.

Will I have access to more locations?

Yes. After the pending transaction is complete, you will have access to additional branch and ATM locations, increasing convenience.

How will this affect my local bank experience?

You can expect the same local service and relationships you value today.

Your branch staff and lenders will remain focused on serving you and your community. Both Grand River Bank and Isabella Bank are committed to local decision-making and personalized service.

Will Grand River Bank’s name be changed?

Yes. After the pending transaction is completed, the combined institution will operate under the Isabella Bank name. This is expected to occur in the fourth quarter of 2026.

Will there be a change to Online or Mobile Banking?

Yes, after system conversion. We are planning for a system conversion of Grand River Bank’s customers to the Isabella Bank system in December 2026. This will include online, mobile, and business banking.

Isabella Bank is known for its top-tier digital and mobile banking tools. Business customers will benefit from enhanced treasury services and security features.

How will customers be informed?

As we approach the pending transaction and system conversion, we will provide detailed information about your accounts and any changes that may apply.

We will communicate through:
•Email
•Mail
•Our website
•In-branch updates

Will my debit card(s) change?

Yes. Customers of Grand River Bank will be issued new debit cards to be used after the closing of the merger. We will be sending communications to impacted customers at a later date.

Will my account type or features change?

Your current accounts and features will stay the same for now. If there are any future changes or new benefits available, we will communicate them clearly.

Will my business loans or lines of credit change?

No immediate changes will occur. Your terms and agreements remain the same.

Will treasury management services change?

Not at this time. If enhancements or updates are introduced, we’ll provide clear guidance and support.

Will I get access to new business services?

Yes. Over time, you may benefit from expanded capabilities and additional solutions.

Will the lobby or drive-thru hours change?

No changes are anticipated at this time.

Will loan payments change?

No. Please continue making payments as usual. If any changes are required, we will notify you in advance.

How will customer service support change?

No changes are anticipated at this time.

Following the pending transaction, you will also have access to Isabella Bank’s Michigan-based customer service team.

Who should I contact if I have questions?

You can:
•Call us at 616-929-1600
•Visit your local branch
•Contact Drew Ysseldyke
•Visit [FAQ webpage URL]

How can I stay updated?

Visit our website regularly and watch for updates via email and mail as we move through the process.

Forward Looking Statements

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger with Grand River, the expected returns and other benefits of the proposed merger to shareholders, expected improvement in operating efficiency resulting from the proposed merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the expected impact on and timing of the recovery of the impact on tangible book value, and the expected effect of the proposed merger on Isabella’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) disruption from the proposed merger with customers, suppliers, employee or other business partners, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of Grand River’s business into Isabella, (5) the failure to obtain the necessary approval by the shareholders of Grand River, (6) the amount of the costs, fees, expenses and charges related to the proposed merger, (7) the ability of the parties to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing of the proposed merger, (10) the risk that the integration of Grand River’s operations into the operations of Isabella will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Isabella’s issuance of additional shares of its common stock in the merger transaction, and (13) general competitive, economic, political and market conditions. Other relevant risk factors may be detailed from time to time in Isabella’s press releases and filings with the Securities and Exchange Commission (the “SEC”). Consequently, no forward-looking statement can be guaranteed. Neither Isabella nor Grand River undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this communication or any related documents, Isabella and Grand River claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It
This communication is being made with respect to the proposed merger involving Isabella and Grand River. This material is not a solicitation of any vote or approval of the Grand River shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Isabella and Grand River may send to their respective shareholders in connection with the proposed merger.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful.

In connection with the proposed merger, Isabella will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Grand River and a prospectus of Isabella, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ISABELLA, GRAND RIVER AND THE PROPOSED MERGER. When final, the proxy statement/prospectus will be sent to the shareholders of Grand River seeking the required shareholder approval. Shareholders are also urged to carefully review and consider Isabella's public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by Isabella through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by Isabella will also be available free of charge on the Investor Relations page of Isabella’s website at https://ir.isabellabank.com/sec-filings/sec-filings/default.aspx.

Participants in Solicitation
Grand River, Isabella, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies of Grand River’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Isabella’s directors and executive officers is available in its definitive proxy statement related to its 2026 annual meeting of shareholders, which was filed with the SEC on March 23, 2026 and certain other documents filed by Isabella with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.